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3-5

SECU 04004333 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 37682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puglisi & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Klein (212) 418-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200	Greenwood Village	Colorado	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puglisi & Co., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARBARA E. BENCHIMOL
Notary Public, State of New York
No. 01BE6086021
Qualified In Kings County
Commission Expires January 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGLISI & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

PUGLISI & CO.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Puglisi & Co.

We have audited the accompanying statement of financial condition of Puglisi & Co. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puglisi & Co. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2004

PUGLISI & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	584 602
Cash-segregated (Note 2)		2 416 369
Due from clearing broker (Note 4)		12 086 341
Securities owned, at market value (Note 3)		27 236 300
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $596,960		1 096 534
Other		374 423
	$	**43 794 569**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	635 244
Commissions and payroll taxes payable		321 887
Due to clearing broker		23 282 652
Securities sold, not yet purchased, at market value (Note 3)		12 068 229
TOTAL LIABILITIES		36 308 012
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDER'S EQUITY (Note 5):		
Common stock, $0.01 par value; 1,000 shares authorized; 61.5 shares issued and outstanding		1
Additional paid-in capital		4 316 323
Retained earnings		3 170 233
TOTAL SHAREHOLDER'S EQUITY		7 486 557
	$	**43 794 569**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	14 746 869
Trading gains, net		1 923 771
Other		1 294 469
Total revenue		17 965 109
EXPENSES:		
Commissions, salaries and related expenses		8 109 397
Clearing fees		2 203 786
Information services		1 035 371
Exchange and trading fees		623 108
General and administrative		1 149 646
Occupancy and equipment costs		3 978 314
Travel and entertainment		113 887
Communications		387 122
Total expenses		17 600 631
NET INCOME	**$**	**364 478**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES, December 31, 2002	$ 1	$ 2 816 323	$ 2 805 755
Capital contributed	-	1 500 000	-
Net income	-	-	364 478
BALANCES, December 31, 2003	**$ 1**	**$ 4 316 323**	**$ 3 170 233**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	364 478
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		196 555
Increase in due from clearing broker		(10 962 514)
Increase in securities owned, at market value		(23 725 743)
Increase in other assets		(145 694)
Increase in accounts payable and accrued liabilities		75 536
Increase in commissions and payroll taxes payable		159 286
Increase in due to clearing broker		22 123 440
Increase in securities sold, not yet purchased		10 857 719
Net cash used in operating activities		(1 056 937)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net purchase/redemption of shares of money fund		(17 702)
Purchase of fixed assets		(161 829)
Net cash used in investing activities		(179 531)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed		1 500 000
NET INCREASE IN CASH AND CASH EQUIVALENTS		263 532
CASH AND CASH EQUIVALENTS, at beginning of year		321 070
CASH AND CASH EQUIVALENTS, at end of year	**$**	**584 602**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**15 208**

The accompanying notes are an integral part of this statement.

PUGLISI & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Puglisi & Co. ("the Company") was incorporated in Delaware on June 25, 1987 and is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking services.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash-segregated represents investments in three month U.S. Treasury Bills that is collateral for a letter of credit (see Note 2).

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from three to five years. Leasehold improvements are amortized over the life of the related lease.

The Company records securities transactions and related revenue and expenses on a trade date basis. Securities owned or sold, but not yet purchased by the Company (including common stock, narrow and broad-based indices and futures) are recorded at market value and related changes in market value are reflected in income.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures and purchased options. Unrealized gains or loses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked-to-market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of options contracts and open equity in futures contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

For purposes of cash flows, the Company considers all demand deposits and highly liquid instruments with a maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service and by the State of New York. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Franchise Tax, while the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases office space and equipment under various operating leases expiring through 2006. Future minimum lease payments under the noncancellable leases as of December 31, 2003 are approximately as follows:

Year	Amount
2004	$ 3 208 150
2005	3 197 480
2006	2 664 570
Total	$ 9 070 200

Total rental expense for operating leases was approximately $3,250,000 for the year ended December 31, 2003.

The Company utilizes a standby letter of credit with a financial institution to be used as a lease deposit in the amount of $2,250,000. This letter of credit is secured by investments in three-month U.S. Treasury Bills.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

The Company employs hedging activies with broad-based stock indices, forward contracts and stock-basket trading activities, as well as normal securities trading transactions.

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased	Notional Value on Futures Owned (Sold)	Net Unhedged Position Owned (Sold)
Trading Securities:				
Corporate stocks	$ 511,317	$ 137,452	$ N/A	$ N/A
Hedged Securities:				
Broad-based indices hedged with futures contracts	21,177,710	90,960	(21,163,260)	14,450
Futures contracts hedged with broad-based indices	137,105	6,429,505	6,394,155	(35,350)
Narrow-based indices hedged with qualifying stock baskets	5,410,168	5,410,312	N/A	(144)
	$ 27,236,300	$ 12,068,229		

NOTE 4 - DUE FROM CLEARING BROKER

Due from clearing broker represents cash and highly liquid investments deposited with the Company's clearing broker. Due from and due to clearing broker includes amounts due for security transactions made in connection with the Company's normal trading activities.

Following is a schedule of amounts included in due from clearing broker:

Receivable from clearing organization	$ 9,453,320
Cash in futures trading accounts	2,107,349
Commissions receivable	525,672
	$ 12,086,341

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $3,142,121 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .30 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customer activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing broker is unable to fulfill its obligations and the Company has to purchase or sell financial instruments at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured limit. These amounts could be subject to loss should the bank cease business.

In the Company's trading activities, the Company has purchased securities and may incur losses if the market value of the securities decreases subsequent to December 31, 2003. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the December 31, 2003 market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

The Company's financial instruments, including cash, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short maturity of those instruments. Securities owned, and securities sold, not yet purchased are valued at market value using quoted market prices.

SUPPLEMENTARY INFORMATION

PUGLISI & CO.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	7 486 557
DEBITS:		
Non-allowable assets:		
Cash-segregated		2 416 369
Nonallowable commissions receivable		64 410
Furniture, equipment and leasehold improvements, net		1 096 534
Other assets		374 423
Total debits		3 951 736
Net capital before haircuts on securities positions		3 534 821
Haircuts on securities positions		392 700
NET CAPITAL		3 142 121
Minimum requirements of 6-2/3% of aggregate indebtedness of $957,131 or $100,000, whichever is greatest		100 000
Excess net capital	**$**	**3 042 121**
AGGREGATE INDEBTEDNESS:		
Accounts payable and other liabilities	$	635 244
Commissions and payroll taxes payable		321 887
Due to clearing broker		23 282 652
Less liabilities adequately secured by securities		(23 282 652)
Total aggregate indebtedness	**$**	**957 131**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.30 to 1**

Note: There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2003.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Puglisi & Co.

In planning and performing our audit of the financial statements and supplemental schedule of Puglisi & Co. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Puglisi & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Puglisi & Co. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

In addition, our review indicated that Puglisi & Co. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 30, 2004